February 10, 2025

Mohammed Saif Zaveri
President
Blackwell 3D Construction Corp.
706-12 Bayswater Bay By Omniyat
Business Bay, Dubai 00000
United Arab Emirates

       Re: Blackwell 3D Construction Corp.
           Amendment No. 2 to Registration Statement on Form 10
           Filed January 30, 2025
           File No. 000-54452
Dear Mohammed Saif Zaveri:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 2 to Registration Statement on Form 10 filed January 30, 2025 Description of Business
Funding Strategy, page 7

1. We note your response to prior comment 2 and we reissue it in part. Please clarify whether you have secured any funding.
Financial Information, page 23

2. We note that you have removed the footnotes to the table on page 25. Please clarify whether the agreements referenced in the footnotes are still in force. February 10, 2025
Page 2
Certain Relationships and Related Transactions, page 31

3. We note your response to prior comment 6 and the revised disclosure on page 31.
       Please explain why the company issued 1,000,000 shares of common stock valued at
       $360,200 for 100% of the member interest in the entity when the transferring entity valued the assets at a historical value of $0 within a one month period.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jessica M. Lockett